08027588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue
(No. and Street)

Sarasota (City) FL (State) 34236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa J. Rothenbach (941) 951-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, PA
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street (Address) Sarasota (City) FL (State) 34231 (Zip Code)

PROCESSED
MAR 1 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 8 2008
Washington, DC
102

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa J. Rothenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kashner Davidson Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cynthia E. Puzzanchera
Commission # DD475952
Expires December 20, 2009
Bonded Troy Fain - Insurance, Inc 800-385-7019

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified
Public Accountants
Florida Institute of Certified
Public Accountants

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

Board of Directors
Kashner Davidson Securities Corporation

We have audited the accompanying statements of financial condition of Kashner Davidson Securities Corporation (a Florida S Corporation) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Natherson + Company, P.A.

Sarasota, Florida
February 22, 2008

	2007	2006
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 143,421	$ 94,369
Payable to clearing agency	784,414	435,756
Accrued salaries and commissions payable	22,747	41,127
	950,582	571,252
STOCKHOLDER'S EQUITY		
Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding	22,500	22,500
Additional paid-in capital	1,712,841	1,604,377
Accumulated deficit	(927,815)	(1,053,089)
	807,526	573,788
	$ 1,758,108	$ 1,145,040

Kashner Davidson Securities Corporation

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2007	2006
ASSETS		
Cash	$ 18,266	$ 16,422
Deposits with clearing agency	110,781	106,107
Accounts receivable:		
Clearing agency	17,436	40,141
Employees	12,390	19,247
Interest receivable	10,826	9,180
Securities owned:		
Marketable, at market value	1,553,972	878,335
Not readily marketable, at estimated fair value	-	39,030
Prepaid expenses	29,176	28,049
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	5,261	8,529
	$ 1,758,108	$ 1,145,040

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF OPERATIONS

Years ended December 31,

	2007	2006
Revenue		
Commissions	$ 362,651	$ 498,753
Trading profits	431,081	242,645
Miscellaneous trading fees	67,470	63,889
Lease income	17,611	15,913
Interest and dividends	9,167	8,754
Other income	35,032	1,193
	923,012	831,147
Expenses		
Salaries and commissions	277,575	354,402
Advertising	375	120
Bad debt expense	-	4,771
Depreciation and amortization	3,268	5,594
Insurance	23,368	19,403
Interest	44,558	37,928
Maintenance	2,530	3,540
Miscellaneous	7,720	13,303
Office	17,546	22,371
Judgements, settlements and fines	-	15,000
Professional fees	111,056	100,574
Retirement plan	9,267	10,942
Regulatory expenses	25,056	18,430
Rent	79,659	77,122
Taxes	24,323	27,750
Telephone and utilities	21,633	23,077
Travel and entertainment	6,421	2,745
Clearing and execution	78,802	120,837
Market data services	64,581	64,510
	797,738	922,419
NET INCOME (LOSS)	$ 125,274	$ (91,272)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended December 31,

	Common stock	Additional paid-in capital	Accumulated deficit
Balance - January 1, 2006	$ 22,500	$ 1,627,637	$ (961,817)
Net (loss) for the year	-	-	(91,272)
Distribution to stockholder	-	(23,260)	-
Balance - December 31, 2006	22,500	1,604,377	(1,053,089)
Net income for the year	-	-	125,274
Capital contributed	-	129,775	-
Distribution to stockholder	-	(21,311)	-
Balance - December 31, 2007	$ 22,500	$ 1,712,841	$ (927,815)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 125,274	$ (91,272)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Depreciation and amortization	3,268	5,594
Bad debt expense	-	4,771
(Increase) decrease in operating assets:		
Deposits with clearing agency	(4,675)	(4,202)
Receivable from clearing agency	22,705	(15,891)
Receivables from employees	6,857	7,126
Interest receivable	(1,645)	(1,197)
Marketable securities owned, at market value	(545,862)	(133,030)
Securities owned, not readily marketable	39,030	13,013
Prepaid expenses	(1,127)	(2,265)
Other assets		-
Increase (decrease) in operating liabilities:		
Accounts payable	49,052	(43,595)
Payable to clearing agency	348,658	250,289
Accrued salaries and commissions payable	(18,380)	27,489
Total adjustments	(102,119)	108,102
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,155	16,830
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment	-	(3,351)
NET CASH (USED IN) INVESTING ACTIVITIES	-	(3,351)

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS - CONTINUED

Years ended December 31,

	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholder	(21,311)	(23,260)
NET CASH (USED IN) FINANCING ACTIVITIES	(21,311)	(23,260)
INCREASE (DECREASE) IN CASH	1,844	(9,781)
Cash at beginning of year	16,422	26,203
Cash at end of year	$ 18,266	$ 16,422

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 44,558	$ 37,928

NON-CASH INVESTING AND FINANCING ACTIVITIES:

In 2007, the sole stockholder contributed securities with a quoted market value of $129,775 to the Company as a contribution to capital.

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida in 1969 and is engaged primarily in the brokerage and investment advisory business in Sarasota, Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

2. Accounting Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2007, amounts on deposit at commercial banks were fully insured by FDIC.

4. Accounts Receivable

The accounts receivable from clearing agency represents commissions and trading profits earned which were not received at year-end. The Company makes certain advances to employees in anticipation of commission income. The Company uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

5. Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market value, and securities not readily marketable are valued at fair value as determined by management.

6. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of assets to operations over estimated useful lives ranging from three to thirty-nine years principally on the straight-line and accelerated methods for both tax and financial accounting purposes. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

8. Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation.

9. Reclassifications

Certain amounts for 2006 have been reclassified to enhance comparability with 2007.

NOTE B - DEPOSITS WITH CLEARING AGENCY

At December 31, 2007 and 2006, the Company had cash deposits of $110,781 and $106,107, respectively, in various firm accounts with a clearing agency. These accounts are not insured by FDIC.

At December 31, 2007 and 2006, the clearing agency placed $461 and $1,334 in a restricted guarantee account to collateralize unsecured customers debit balances. This account is netted with the amount payable to the clearing agency in the accompanying financial statements.

NOTE C - RECEIVABLE FROM AND PAYABLE TO CLEARING AGENCY

Amounts receivable from and payable to clearing agency at December 31, consist of the following:

	2007		2006	
	Receivable	Payable	Receivable	Payable
Commissions receivable	$ 17,387	$ -	$ 39,976	$ -
Trading receivable	49	-	165	-
Payable to clearing agency	-	784,414	-	435,756
	$ 17,436	$ 784,414	$ 40,141	$ 435,756

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing agency relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE D - SECURITIES OWNED

Marketable securities consist of trading and investment securities at quoted market values of $1,553,972 and $878,355 at December 31, 2007 and 2006, respectively.

The Company purchases securities for its own account in excess of amounts on deposit with the clearing agency.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

These securities consisted of:

65,000 warrants valued at $4,056 on December 31, 2006, which management believes approximates fair value. Each warrant entitles the holder to purchase one share of common stock at $8.66 per share through June 24, 2007. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. The underlying stock price was $3.187 at December 31, 2006. No warrants were exercised during 2006. The warrants expired in 2007.

67,000 warrants valued at $34,974 at December 31, 2006, which management believes approximates fair value. Each warrant entitles the holder to purchase one share of common stock at $4.25 per share through December 16, 2007. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. The underlying stock price was $3.187 at December 31, 2006. No warrants were exercised during 2006. The warrants expired in 2007.

145,000 warrants, which management believes to be worthless at December 2007 and 2006. Each warrant entitles the holder to purchase up to an aggregate of 145,000 shares of class A common stock at $7.75 per share through December 15, 2008. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. No warrants were exercised during 2007 or 2006.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of furniture, equipment and leasehold improvements as of December 31, follows:

	2007	2006
Furniture and equipment	$ 276,556	$ 276,556
Leasehold improvements	116,426	116,426
	392,982	392,982
Less accumulated depreciation and amortization	387,721	384,453
	$ 5,261	$ 8,529

NOTE F - OPERATING LEASES

The Company conducts its operations in a leased facility under an operating lease. The lease expires in September 2008. The Company may, at its option, renew the lease for an additional five years under the same terms as the current lease.

The lease requires monthly payments of $5,912, plus sales tax and $41 per month for water, sewer, and trash services. The rental payments are adjusted annually for fluctuations of the Consumer Price Index (CPI).

At December 31, 2007, the Company is committed to minimum lease payments of $50,959 through the September 2008 lease expiration.

Rent expense for the years ended December 31, 2007 and 2006 was $79,659 and $77,112, respectively.

During 2006, the Company entered into a month-to-month contract with a corporation to sublease office space for $1,409 per month. The sublease terminated on September 30, 2008 at which time it was renewed with a 2% increase in the rate. The corporation gave a 60 day written notice in December 2007 to cancel the contract.

Sublease income totaled $17,611 and $15,913 for the years ended December 31, 2007 and 2006, respectively.

NOTE G - DISTRIBUTION TO STOCKHOLDER

During 2007 and 2006, $21,311 and $23,260, respectively was distributed to the sole stockholder. Since the Company does not have retained earnings, the distributions have been accounted for as a reduction of additional paid-in capital.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Such transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures.

NOTE I - RETIREMENT PLAN

The Company has established a qualified deferred compensation plan covering substantially all employees. The plan provides for the Company to match fifty percent of the employee's contribution up to a maximum of four percent of gross wages. Contributions vest ratably over a six year period. Plan expense was $9,267 and $10,942 for the years ended December 31, 2007 and 2006, respectively.

NOTE J - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees the clearing agent against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE K - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had a minimum net capital requirement of $100,000, and net capital of $325,970 and $230,902, respectively. The Company's net capital ratio at December 31, 2007 was 4.38 to 1. Securities regulators have required management to include, as a contingent liability, the estimated amount of maximum exposure from pending litigation in the calculations of aggregate indebtedness. At December 31, 2007, management has estimated that amount at $476,962. Management does not anticipate any distributions during the six month period ended June 30, 2008. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3 and does not hold customer funds or securities; therefore, there were no procedures performed regarding information relative to the possession or control requirements or the reserve requirement under SEC rule 15c3-3.

NOTE L - CLAIMS AND CONTINGENCIES

The Company is involved in various asserted claims arising in the ordinary course of operations. At December 31, 2007, the following claims are in various stages of litigation:

On December 27, 1993, the Commonwealth of Massachusetts, Office of the Secretary of State, Securities Division, commenced an administrative complaint proceeding seeking to permanently revoke the Company's registration as a broker-dealer in Massachusetts, an accounting and disgorgement of profits and other monies, an administrative fine, costs, a cease and desist order, and other relief. The Massachusetts complaint remains unsettled, but there has been no substantial activity on this matter since 1996.

NOTE L - CLAIMS AND CONTINGENCIES - CONTINUED

The Company was involved in an arbitration proceeding before the NASD in which the Company filed a claim against two former customers for a margin debt due the Company. The former customers filed a counter-claim against the Company asserting claims for unsuitability, fraud, unauthorized transactions and RICO seeking unspecified damages. In June 2005, the NASD arbitration panel awarded the Company $421,000 plus interest until the date of payment of the award and dismissed the former clients' counter-claim. Thereafter, the Company filed an action in the United States District Court for the District of Massachusetts seeking a confirmation of the Award and judgment against the Company's former customers. In August 2005, the Company's former customers filed a counterclaim seeking to vacate the Award. On December 5, 2006, the Court entered Judgment in favor of the Company confirming the Award and denying the Counterclaim. On December 22, 2006, the former customers filed a Notice of Appeal to the First Circuit Court of Appeal. In October 2007, the First Circuit Court of Appeal heard argument on the appeal. The Court has not yet rendered its decision. These matters are pending before the Court and, in the opinion of management, the ultimate outcome of these matters is uncertain. Accordingly, the Award receivable has not been recognized in the accompanying financial statements.

In a second case, the Claimant asserts claims in the Circuit Court of Sarasota County, Florida for breach of fiduciary duty, negligence, fraud, failure to supervise, and violations of Florida Securities Laws in connection with losses sustained in a private investment entered into outside of the Company's brokerage activities through a broker employed by the Company. The Claimant seeks compensatory damages of approximately $140,000, attorney fees, and interest. The Company served and filed an Answer denying any wrongdoing and asserting numerous affirmative defenses. The Court has scheduled the jury trial to commence in June 2008. As this matter is at the discovery stage of the proceeding, it is difficult to estimate the likelihood of an unfavorable outcome and estimate the amount or range of potential loss, if any.

In a third case, filed in August 2007, the Claimant asserts a claim for losses sustained in a private investment entered into outside of the Company through her son-in-law. The Claimant seeks compensatory damages in the amount of $97,000, plus attorneys' fees, interest, costs, and statutory damages. On October 2, 2007, the Company filed its Answer denying any wrongdoing and asserting numerous affirmative defenses. The arbitration hearing is scheduled for September 2008. As the matter is at the early stages of the proceeding, it is difficult to estimate the likelihood of an unfavorable outcome and estimate the amount or range of potential loss, if any.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2007

Kashner Davidson Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

NET CAPITAL

Stockholder's equity		$ 807,526
Deductions for non-allowable assets		
Accounts receivable - employees	$ 12,390	
Prepaid expenses	29,176	
Interest receivable	10,826	
Furniture, equipment and leasehold improvements	5,261	
Cross guarantee account	461	
Deductions for deficits in customers' accounts		58,114
Net capital before haircuts on securities positions (tentative net capital)		749,412
Haircuts on securities		
Trading and investment securities	233,095	
Undue concentrations	188,131	
Money market funds	2,216	423,442
NET CAPITAL		$ 325,970

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accounts payable	$ 143,421	
Payable to clearing agency	784,414	
Accrued commissions payable	22,747	
	950,582	
Other unrecorded amounts		
Contingent liabilities	476,962	
Total aggregate indebtedness	$ 1,427,544	
Ratio: Aggregate indebtedness to net capital		4.38 to 1
Minimum net capital requirement		$ 100,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Kashner Davidson Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Kashner Davidson Securities Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Natherson + Company, P.A. END

Sarasota, Florida
February 22, 2008